Filed by Kythera Biopharmaceuticals, Inc.

Commission File No. 001-35663

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Kythera Biopharmaceuticals, Inc.

Commission File No. 001-35663

Allergan + Kythera Frequently Asked Questions

This FAQ contains responses to common questions related to employment and benefits in connection with the planned acquisition. If there is any difference between anything in this FAQ and the terms of the applicable plan document or agreement, the terms of the plan document or agreement will control/preside. Note that more specific information will be provided as talent selection is completed and we approach the closing date.

For questions regarding this information, contact your Human Resources Representative.

General Integration Questions

Q. When is the Allergan acquisition of Kythera expected to close?

A. The transaction is expected to be completed by the end of the third quarter 2015.

Q. Does the announcement of Allergan’s planned divestiture of their global generics business change anything in relation to the acquisition of Kythera by Allergan?

A. No. The acquisition of Kythera is a core part of Allergan’s strategy to build its position as a fast-growing and dynamic branded growth pharma leader.

Q. Is it confirmed there will be a Westlake Village, CA site for Allergan?

A. As stated at the announcement of the acquisition, Allergan is committed to keeping a presence in Westlake Village to support the overall business needs and objectives.

Employment Status

Q. When will I be notified if I have a continuing role in Allergan?

A. Decisions related to organization structure, job assignments, and job eliminations will be communicated at deal close or as soon as possible thereafter.

Q. What happens if my job is eliminated?

A. If your job is eliminated in connection with the acquisition, you will be provided notice in accordance with any applicable law. This will permit us to conduct an orderly transition of activities and provide employees as much time as possible to support their transitions to new employment.

Q. How will employees be selected to stay or leave?

A. Business continuity and talent retention are the focus. Leadership will implement a rigorous, fair and thoughtful process in making talent placement decisions.

Q. If I will not have a role with the company, when will my last day of work be?

A. This will be determined during the pre-integration phase and communicated to you at deal close or as soon as possible thereafter.

Q. If my current role is not continuing, will I be able to look for other employment opportunities within Allergan?

A. Yes. You will have the opportunity to look for other opportunities within Allergan during the pre-integration and integration phases following the selection and notification process.

Q. What happens if my role is relocated from Westlake, CA to another Allergan location and I choose not to relocate?

A. If, during the 18 months following closing, you are asked to relocate greater than 50 miles from your current location and choose not to, you may be eligible to receive severance benefits (including cash severance and health and welfare benefits) according to the terms of your severance plan.

Q. If I am separated from the company, am I eligible for rehire at a later date?

A. You are welcome to apply in the future for any available position for which you are qualified.

Severance Benefits

Q. Will I receive severance if I do not continue employment with Allergan?

A. You will be eligible to receive severance benefits (including cash severance and health and welfare benefits) according to the terms of your severance plan if you are not offered a job or if you experience a “Good Reason” event (as defined in your plan) during the 18 months following the closing of the acquisition.

Q. Which severance plan am I eligible for?

A. Eligible employees at the level of Vice President and above participate in the Executive Change in Control and Separation Benefits Plan; all other eligible employees participate in the Non-Executive Change in Control Separation Benefits Plan.

Q. If I am offered a job with Allergan and decline, will I receive severance?

A. Our focus is business continuity and maintaining a motivated and talented workforce. If you are offered a job and decline, severance benefits will provided in accordance with the terms of your severance plan.

Q. What circumstances constitute “Good Reason” where I can claim severance benefits?

A. Employees who participate in the Non-Executive Change in Control Separation Benefits Plan, if you are offered a role with lower base pay, or are asked to relocate more than 50 miles from your current location, you may voluntarily terminate employment and be eligible to receive severance benefits.

Q. What happens to my medical benefits if I am separated from the company?

A. You will have the opportunity to elect to continue benefits coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) following your employment termination. Provided your separation is a qualifying termination event and you are eligible to receive severance benefits, the Company will pay or reimburse you for the COBRA premiums for you and your covered dependents until the earlier of the end of the month during which your Severance Period ends or the date you become eligible for healthcare under another employer’s health plan.

Outstanding Equity Awards

Q. What happens to my Kythera stock options and/or restricted stock unit awards if I continue employment with Allergan?

A. For continuing employees, your Kythera equity awards will remain outstanding and will be converted into economically equivalent Allergan equity awards. Allergan is traded on the New York Stock Exchange under the symbol “AGN.” Information on how the conversion is calculated will be provided during the pre-integration phase.

Q. What happens if I had Incentive Stock Options (ISOs) with Kythera, but Allergan typically grants NQSOs?

A. For continuing employees, your Kythera ISOs will remain outstanding and will be converted into Allergan ISOs (subject to any required tax limits). Information on how the conversion is calculated will be provided during the pre-integration phase.

Q. When my Kythera awards are converted to Allergan awards, will the terms, such as the vesting schedule and exercise period, remain the same?

A. The number of stock options and restricted stock units, and exercise price of your stock options, will be modified to provide you with substantially the same overall value as is outstanding at the time of the closing. If you remain an employee of Allergan, the vesting schedule of your stock options and restricted stock units will be modified so that 50% of your unvested options/restricted stock units will vest 90 days after the closing, and the remaining unvested amounts will vest within 1 year of the closing. The exercise period of stock options for continuing employees as well as the other terms and conditions will remain the same.

Q. What happens to my Kythera stock option and/or restricted stock unit awards if I do not continue employment with Allergan?

A. For non-continuing employees that are terminated or experience a “Good Reason” event (as determined in accordance with the terms of the applicable severance plan), any unvested stock option and restricted stock unit awards will become immediately vested following the employment termination date. Non-continuing employees will have 90 days to exercise stock options.

Q. If I continue with Allergan and later voluntarily resign, will the vesting of my stock option and/restricted stock units be accelerated?

A. Kythera equity awards have what is known as “double-trigger” vesting acceleration, which means two things need to happen to accelerate vesting. The first (trigger) is the acquisition of Kythera which occurs when the deal closes. The second (trigger) is employment termination (or experience of a “Good Reason” event) within 18 months of the closing. If your employment termination from Allergan was not a result of a “Good Reason” event or occurs after 18 months post-close, unvested awards will be forfeited.

Q. What happens to my vested restricted stock unit awards or shares I received when I exercised stock options which are held in my brokerage account?

A. Like other shareholders, upon closing, you will receive the merger consideration for these shares.

Q. If I participated in the Kythera Employee Stock Purchase Plan, what happens to the amounts I contributed to the plan?

A. The first (and only) purchase date for the KYTH ESPP is September 20, 2015. On that date (or the day before the AGN acquisition close date if before September 20, 2015), your accumulated ESPP payroll deductions will be used to purchase whole shares of KYTH stock in your name. You will receive the merger consideration for shares held at the time of close.

Benefits for Continuing Employees

Q. What happens to my benefits?

A. Under the terms of the agreement, for one year following closing, Allergan is required to provide you with benefits no less favorable in the aggregate than either those provided currently or those provided to similar Allergan employees.

Q. Will my Kythera service credit and waiting periods, etc. transfer with me to Allergan?

A. Allergan will recognize Kythera service credit. For health and welfare benefits, Allergan will waive waiting periods, pre-existing condition limitations and evidence of insurability requirements. With the expectation of moving to Allergan benefits January 1, 2016, your prior deductible and copayment balances will be recognized.

Q. What happens to the unvested 401(k) company contributions (U.S. plans) upon closing?

A. KYTHERA company contributions to 401(k) are immediately vested.

Q. What happens to future one-time payments I was expecting to receive from Kythera (e.g., sign-on bonus, relocation installment, etc.)?

A. For continuing employees, future payments, previously documented and agreed upon, will be honored by Allergan on their original payment schedule.

Q. What happens to my unused Paid Time Off (PTO)?

A. If you are separated from the company, unused PTO will be calculated through the separation date and paid out. For continuing employees, Allergan will recognize unused PTO balances.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition by Allergan of KYTHERA, Allergan will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of KYTHERA that also constitutes a prospectus of Allergan. The definitive proxy statement/prospectus will be delivered to stockholders of KYTHERA. INVESTORS AND SECURITY HOLDERS OF KYTHERA ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Allergan and KYTHERA through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at http://www.allergan.com or by contacting Allergan’s Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by KYTHERA will be available free of charge on KYTHERA’s internet website at http://www.kythera.com or by contacting KYTHERA’s Investor Relations Department at (818) 587-4559.

Participants in the Merger Solicitation

Allergan, KYTHERA, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the KYTHERA stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of KYTHERA is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 23, 2015 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Allergan is set forth in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015 and certain of its Current Reports on Form 8-K (such proxy statement and periodic public filings having been filed under the “Actavis plc” name). Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

KYTHERA Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” relating to the acquisition of KYTHERA by Allergan. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the transaction will be completed, or if it is completed, that it will close within the anticipated time period. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect Allergan’s business, particularly those identified in the cautionary factors discussion in Allergan’s periodic public filings with the SEC, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (such periodic public filings having been filed under the “Actavis plc” name). Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the Merger; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; the ability of KYBELLA™ to be a first-in-class submental contouring injectable drug; anticipated commercial availability of KYBELLA™; the ability of KYBELLA™ to be a less-invasive, non-surgical option for the treatment of submental fullness; expectations regarding KYTHERA’s longer-term strategy; as well as risks detailed from time to time in KYTHERA’s periodic public filings with the SEC, including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015. Such forward-looking statements involve substantial risks and uncertainties that could cause KYTHERA’s clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, KYTHERA’s substantial dependence on KYBELLA™, and other matters that could affect the availability or commercial potential of KYTHERA’s drug candidate. The forward-looking statements made herein speak only as of the date hereof. KYTHERA undertakes no obligation to update or revise any forward-looking statements.